# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EUPRAXIA PHARMACEUTICALS INC., CIK 0001581178
CUSIP: 29842P105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 201-2067 CADBORO BAY RD., VICTORIA, BRITISH COLUMBIA, British Columbia Canada (A1), V8R 5G4
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001169253

## Reporting persons
- Manchester Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,830,869; sole dispositive power 0; shared dispositive power 3,830,869; aggregate amount beneficially owned 3,830,869 (7.4% of the class)
- Manchester Management PR, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,830,869; sole dispositive power 0; shared dispositive power 3,830,869; aggregate amount beneficially owned 3,830,869 (7.4% of the class)
- Manchester Explorer, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,707,942; sole dispositive power 0; shared dispositive power 3,707,942; aggregate amount beneficially owned 3,707,942 (7.1% of the class)
- James E. Besser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 138,293; shared voting power 3,830,869; sole dispositive power 138,293; shared dispositive power 3,830,869; aggregate amount beneficially owned 3,969,162 (7.6% of the class)
- Morgan C. Frank: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 307,306; shared voting power 3,707,942; sole dispositive power 307,306; shared dispositive power 3,707,942; aggregate amount beneficially owned 4,015,248 (7.7% of the class)

## Item 1. Issuer
Name of issuer: EUPRAXIA PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 201-2067 CADBORO BAY RD., VICTORIA, BRITISH COLUMBIA, CANADA, V8R 5G4

## Item 2. Person Filing
Name of person filing:
MANCHESTER MANAGEMENT COMPANY, LLC
MANCHESTER MANAGEMENT PR, LLC
MANCHESTER EXPLORER, L.P.
JAMES E. BESSER
MORGAN C. FRANK
Address of principal business office or, if none, residence:
MANCHESTER MANAGEMENT COMPANY, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

MANCHESTER MANAGEMENT PR, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

MANCHESTER EXPLORER, L.P.
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

JAMES E. BESSER
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

MORGAN C. FRANK
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America
Citizenship:
MANCHESTER MANAGEMENT COMPANY, LLC - Delaware
MANCHESTER MANAGEMENT PR, LLC - Other - Puerto Rico
MANCHESTER EXPLORER, L.P. - Delaware
JAMES E. BESSER - United States
MORGAN C. FRANK - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MANCHESTER MANAGEMENT COMPANY, LLC - 3,830,869
MANCHESTER MANAGEMENT PR, LLC - 3,830,869
MANCHESTER EXPLORER, L.P. - 3,707,942
JAMES E. BESSER - 3,969,162
MORGAN C. FRANK - 4,015,248
Percent of class:
MANCHESTER MANAGEMENT COMPANY, LLC - 7.4%
MANCHESTER MANAGEMENT PR, LLC - 7.4%
MANCHESTER EXPLORER, L.P. - 7.1%
JAMES E. BESSER - 7.6%
MORGAN C. FRANK - 7.7%
Sole power to vote or to direct the vote:
MANCHESTER MANAGEMENT COMPANY, LLC - 0
MANCHESTER MANAGEMENT PR, LLC - 0
MANCHESTER EXPLORER, L.P. - 0
JAMES E. BESSER - 138,293
MORGAN C. FRANK - 307,306
Shared power to vote or to direct the vote:
MANCHESTER MANAGEMENT COMPANY, LLC - 3,830,869
MANCHESTER MANAGEMENT PR, LLC - 3,830,869
MANCHESTER EXPLORER, L.P. - 3,707,942
JAMES E. BESSER - 3,830,869
MORGAN C. FRANK - 3,707,942
Sole power to dispose or to direct the disposition:
MANCHESTER MANAGEMENT COMPANY, LLC - 0
MANCHESTER MANAGEMENT PR, LLC - 0
MANCHESTER EXPLORER, L.P. - 0
JAMES E. BESSER - 138,293
MORGAN C. FRANK - 307,306
Shared power to dispose or to direct the disposition:
MANCHESTER MANAGEMENT COMPANY, LLC - 3,830,869
MANCHESTER MANAGEMENT PR, LLC - 3,830,869
MANCHESTER EXPLORER, L.P. - 3,707,942
JAMES E. BESSER - 3,830,869
MORGAN C. FRANK - 3,707,942

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G, other than those securities reported herein that James E. Besser and Morgan C. Frank have the sole power to vote, direct the vote, dispose of or direct the disposition of, are directly owned by advisory clients of Manchester Management PR, LLC. None of those advisory clients, other than Manchester Explorer, L.P., may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Manchester Management Company, LLC: /s/ James E. Besser, James E. Besser, Managing Member (05/12/2026)
- Manchester Management PR, LLC: /s/ James E. Besser, James E. Besser, Managing Member (05/12/2026)
- Manchester Explorer, L.P.: /s/ James E. Besser, James E. Besser, Managing Member of the General Partner (05/12/2026)
- James E. Besser: /s/ James E. Besser, James E. Besser (05/12/2026)
- Morgan C. Frank: /s/ James E. Besser, James E. Besser (05/12/2026)